

January 26, 2011

Via Fax (866) 522-1490 and U.S. Mail

William E. Franklin
Chief Financial Officer
Copart, Inc.
4665 Business Center Drive
Fairfield, California 94534

> Re: **Copart, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 21, 2010**
> **File No. 000-23255**

Dear Mr. Franklin:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Results of Operations, page 35

Service Revenues, page 35

1. We note that on page 35 you attribute your increase in service revenues to (i) an increase in commodity pricing, and (ii) the general increase in used car pricing. Please expand your disclosure to addresses whether management believes these are trends that will continue to impact revenues going forward. Refer to Item 303(a) of Regulation S-K, and

the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Securities Act Release No. 33-8350.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Board of Directors and Corporate Governance, page 8</u>

<u>Oversight of Risk Management, page 10</u>

2. We note your disclosure in the second paragraph on page 11 regarding management's and the compensation committee's review of your compensation plans and programs that could have a material impact on you. Please expand your disclosure to provide your conclusions with respect to this review.

<u>Executive Compensation, page 23</u>

<u>Compensation of Messrs. Johnson and Adair, page 26</u>

3. We note your disclosure beginning in page 26 regarding the stock option compensation plan you entered into with Messrs. Johnson and Adair. Please provide us with proposed disclosure addressing whether this plan was offered to your other named executive officers, and discuss any factors that went into your determination.

<u>(ii) Cash Bonuses, page 27</u>

4. In the third paragraph on page 28 you state that at the beginning of fiscal year 2010 individual performance goals were set for each of your named executive officers. You then disclose the general categories of performance goals applicable to each named executive officer. Please revise to provide the specific, as opposed to general categories of, goals applicable to each named executive officer. Refer to Items 402(b)(2)(v) and (vii) of Regulation S-K.

<u>Equity-Based Incentives, page 29</u>

5. We note that Messrs. Franklin's and Bauer's salaries remained identical from fiscal 2009 to 2010, but each received a lower stock option grant in 2010 which resulted in significantly lower overall compensation as compared to 2009. Please revise your disclosure to explain the basis for these grant determinations. We note your disclosure on the bottom of page 29 regarding the factors considered by the compensation committee in making the grants, but we are unable to determine without further information how the committee's consideration of these factors resulted in such a large reduction of options granted in comparison to the prior fiscal year. Refer to Item 402(b)(ix) of Regulation S-K.

William E. Franklin
Copart, Inc.
January 26, 2011
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director